Exhibit 99.3

NEXGEN ENERGY LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

Dated March 7, 2016

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

GENERAL

This management’s discussion and analysis (“MD&A”) is management’s interpretation of the results and financial condition of NexGen Energy Ltd. (“NexGen” or the “Company”) for the year ended December 31, 2015 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the audited financial statements for the year ended December 31, 2015 and 2014 and the notes thereto (together, the “Annual Financial Statements”) and other corporate filings, all of which are available under the Company’s profile on SEDAR at www.sedar.com.

All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This MD&A contains forward-looking information. Please see the section, “Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

Technical Disclosure

General

The mineral resource estimate referred to/summarized herein was prepared by RPA Inc. (“RPA”), an independent consulting company. All other scientific and technical information disclosed herein regarding the Company’s Rook 1 Project (as defined below) is derived from the “Technical Report on the Rook 1 Property, Saskatchewan Canada” having an effective date of November 30, 2015.

Drilling, Sampling and Analytical

The mineral resource estimate is defined by a total of 82 diamond core drill holes. The drill hole spacing is approximately 50 metre x 50 metre through most of the deposit, and is tighter (approximately 50 metre x 25 metre) in the higher grade A2 sub-zone. All of the core collected is NQ sized (47.6 mm diameter). Radioactive intervals were split on-site in 0.5 metre intervals and transported by Company personnel to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 accredited facility) of Saskatoon for geochemical analysis and U3O8 assay. All samples were analyzed using ICP-MS (Inductively Coupled Plasma – Mass Spectrometry) for trace elements after partial and total digestions, plus ICP-OES (Inductively Coupled Plasma – Optical Emission Spectrometry) for major and minor elements after a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples for assays were analyzed for U3O8 by ICP-OES. Select samples were also analyzed for gold by fire assay. Analytical results were only accepted after stringent internal QA/QC criteria had been passed. All grade data used in the mineral resource estimate was obtained from chemical assays; no radiometric probe data was used.

Estimation Methodology

The interpretation for most of the mineralized lenses (domains) was guided by preliminary grade-shell wireframes created in Leapfrog software and then refined in Vulcan software with conventional three-dimensional wireframe grade shells with a threshold of 0.05% U3O8. Wireframes were assembled by tying two-dimensional cross-section and plan view polygons together using the drill hole data for a reference. The polygons were “snapped” to the drill holes to ensure that the boundaries accurately correspond to selected drill hole intervals. One high grade portion of the deposit (A2 High Grade) was modelled with an additional higher grade wireframe based on a threshold of 5.0% U3O8. The higher grade wireframe is located within and completely encompassed by a 0.05% grade shell within the A2 structure. Drill hole assay data was composited to 2 metre lengths within the wireframes and tagged with the corresponding domain code.

Uranium (as U3O8) grades were interpolated with an ID3 (inverse distance cubed) function into a block model with blocks measuring 5 metre (along strike) x 5 metre (down dip) x 2 metre (across strike). The grade shells were used as hard boundaries, such that only drill hole data inside of any given domain could inform the blocks within that domain. Very high grade outliers were capped at 55% U3O8 within the A2 high grade domain and 6%, 8% and 15% U3O8 in the lower grade domains.

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

A total of 1,949 bulk density measurements has been collected on drill core samples. The measurements show a strong relationship between uranium grade and density at the Arrow deposit, with higher grade samples being more dense than lower grade samples. Therefore, the uranium grade was used to estimate the density of each sample with a polynomial formula which is based on a regression fit. Densities were then interpolated into the block model to convert mineralized volumes to tonnage, and were also used to weight the uranium grades interpolated into each block.

The resulting block model was validated by visual inspection, volumetric comparison, swath plots, and block grade estimation using an alternative method. As well, the mean block grade at zero cutoff was compared to the mean of the composited assay data to ensure no global bias.

The mineral resource estimate was completed by Mr. Mark Mathisen, C.P.G., senior geologist at RPA and Mr. David Ross, P.Geo., director of resource estimation and principal geologist at RPA. Both are independent “qualified persons” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and they have approved the disclosure herein regarding the mineral resource estimate. All other scientific and technical information in this MD&A has been reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

OVERALL PERFORMANCE

Background

NexGen Energy Ltd. was incorporated pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”) on March 8, 2011 as “Clermont Capital Inc.”, a capital pool company within the meaning of Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange (the “TSX-V”). On April 19, 2013, the Company completed its “qualifying transaction” and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.”.

NexGen is a Canadian based uranium exploration company engaged in the exploration of its portfolio of early stage uranium exploration properties located in the Province of Saskatchewan, Canada. NexGen’s principal asset currently is its 100% interest in the Rook 1 project, an early stage exploration project in the Athabasca Basin, Saskatchewan (the “Rook 1 Project”).

The Rook 1 Project is located in the southwest Athabasca Basin, Saskatchewan, Canada. It is also the location of the Company’s Arrow discovery in February 2014 and the Company’s more recent Bow discovery in March 2015. The Rook 1 Project consists of nine (9) contiguous mineral claims totaling 35,061 hectares.

NexGen also holds an interest in a portfolio of other early stage exploration projects elsewhere in the Athabasca Basin, including an exclusive option to acquire a 70% interest in the Radio project, an early stage uranium exploration project.

The Company is listed on the TSX-V (Tier 1) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec. The Company’s common shares also trade on the OTCQX Best Market under the symbol “NXGEF”.

Exploration

In January 2015, the Company commenced a 18,000 metre winter drill program at the Rook 1 Project. The winter drill program focused on the Arrow zone, along the Patterson Conductor Corridor and other high-priority regional geophysical targets. The 2015 winter program concluded on April 23, 2015 with a total of 53 diamond drill holes over 21,708 metres having been drilled.

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

In June 2015, NexGen commenced its third summer drill program of 25,000 metres. In August 2015, the program was increased to 30,000 metres, and on October 26, 2015 the program concluded at 33,010 actual metres drilled. This drill program focused on the A1, A2 and A3 shears of the Arrow zone and explored other high-priority regional drill targets.

For a description of the results of the 2015 winter and summer drill program, see “Discussion of Operations” below.

In January 2016, the Company commenced a six-drill rig, 30,000 metre winter drill program focused on core drilling at the Arrow zone, step-out drilling along strike from the Arrow zone along the nine (9) kilometre Patterson corridor and the Bow discovery. This program is currently ongoing.

On March 3, 2016, the Company announced the following maiden inferred mineral resource estimate on the Rook 1 Project having an effective date of January 14, 2016.

Structure	Tonnage (tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lbs)
A1	380,000	0.50	4,200,000
A2	1,480,000	0.85	27,600,000
A2 High Grade	410,000	13.26	120,500,000
A3	1,130,000	1.90	47,300,000
A4	80,000	1.35	2,300,000

Total	3,480,000	2.63	201,900,000

Notes:

1.	CIM Definition Standards were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$65 per lb U3O8 and estimated costs.
3.	A minimum mining width of 2.0 metres was used.
4.	Numbers may not add due to rounding.

Set forth below is a summary of the sensitivity of the foregoing inferred mineral resource estimate to changes in the cut-off grade.

Cut-Off (U3O8%)	Tonnage (tonnes)	Grade (U3O8%)	Metal (U3O8 lbs)

0.25	3,480,000	2.63	201,900,000
0.30	3,220,000	2.82	200,300,000
0.50	2,510,000	3.51	194,300,000
1.00	1,490,000	5.43	178,300,000
2.00	820,000	8.66	157,200,000
2.50	680,000	10.04	150,100,000
3.00	580,000	11.30	144,200,000
5.00	400,000	14.70	128,500,000
10.00	220,000	20.78	101,300,000

Corporate

On May 21, 2015, the Company’s shareholders approved an advance notice policy. The advance notice policy requires that, (i) in the case of an annual meeting of shareholders, nominations for the election of directors must be submitted not less than 30 days and not more than 65 days prior to the date of the annual meeting; and (ii) in the case of a special meeting of shareholders, nominations must be made not later than the close of business on the fifteenth day following public announcement of the meeting.

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

On June 29, 2015, the Company entered into a debt settlement agreement with Tigers Realm Minerals Pty Ltd (“Tigers Realm”), a founding shareholder of the Company, pursuant to which the Company issued 1,652,029 common shares to Tigers Realm in full and final satisfaction of $1,354,664 then owing by the Company to Tigers Realm pursuant to a loan made for initial overhead and exploration expenses (the “TRM Share Issuance”). The common shares comprised in the TRM Share Issuance were subject to a hold period of four months plus a day and were issued at a fair value of $0.76 per share. Following the approval of the TSX-V, the TRM Share Issuance was completed on July 9, 2015.

On August 7, 2015, the Company began trading as a Tier 1 Issuer on the TSX-V. On August 25, 2015, the Company commenced trading on the OTCQX Best Market under the symbol “NXGEF”.

Pursuant to an agreement dated April 24, 2014, between Lancaster Capital Corp. (previously Long Harbour Exploration Corp.) (“Lancaster”), the Company purchased a 75% interest in four mineral dispositions situated in the Athabasca Basin, Saskatchewan known as the “2Z Lake” property and one mineral disposition situated in the Athabasca Basin, Saskatchewan known as the “Madison property” (together, the “Properties”) and was granted an option to acquire the remaining 25% interest in exchange for: (i) in respect of the 75% interest, 361,930 common shares in the capital of NexGen; and (ii) in respect of the 25% interest, $45,000 of common shares in the capital of NexGen (based on the 5 day volume weighted average price preceding the exercise of such option).

On February 19, 2016, the Company exercised its option to acquire the remaining 25% interest in the Properties and issued 49,861 common shares to Lancaster as consideration therefor (representing $45,000 of NexGen common shares based on the 5 day volume weighted average price preceding the exercise of such option).

Financial

The Company’s financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations. As an exploration stage company, the Company does not have revenues and historically has recurring operating losses. As at December 31, 2015, the Company had cash and cash equivalents of $34,303,982 (December 31, 2014: $13,840,457), an accumulated deficit of $17,398,941 (December 31, 2014: $12,751,624) and a working capital of $33,814,193 (December 31, 2014: $12,356,062), which is sufficient to carry out committed exploration activities and corporate and administrative costs for the next twelve months.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The business of mining for minerals involves a high degree of risk. NexGen is an exploration company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital in view of exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations, the ability to obtain the necessary environmental permitting; challenges in future profitable production or, alternatively NexGen’s ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets.

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

On May 26 and 28, 2015, the Company completed a bought deal short form prospectus offering, including exercise of the over-allotment option granted in connection therewith, and issued an aggregate of 54,602,000 common shares at a price of $0.50 per common share for gross proceeds of $27,301,000. The offering was co-led by Cormark Securities Inc. and Cantor Fitzgerald Canada Corporation, and included Dundee Securities Ltd. and Haywood Securities Inc.

On December 9, 2015, the Company completed another bought deal short form prospectus offering, including partial exercise of the over-allotment option granted in connection therewith, and issued an aggregate of 32,812,500 common shares at a price of $0.64 per share for gross proceeds of $21,000,000. The offering was co-led by Cormark Securities Inc. and TD Securities Inc., and included Cantor Fitzgerald Canada Corporation, Raymond James Ltd., Haywood Securities Inc. and BMO Nesbitt Burns Inc.

Industry and Economic Factors that may affect the Business

Economic and industry risk factors that may affect NexGen’s business, including those that could affect liquidity and capital resources, are described below under the heading “Risk Factors”. In particular, the Company does not anticipate generating revenue in the near future. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration results and the other factors described below under “Risk Factors”.

SELECTED FINANCIAL INFORMATION

Management is responsible for the Annual Financial Statements. Although the Company’s Audit Committee reviews the Annual Financial Statements and MD&A and makes recommendations to the Company’s Board of Directors, (the “Board”). It is the Board that has final approval of the Annual Financial Statements and MD&A.

The Annual Financial Statements have been prepared in accordance with IFRS and the interpretations of the IFRS Interpretations Committee (“IFRIC”) as issued by the International Accounting Standards Board (“IASB”). The Company’s significant accounting policies are presented in Note 4 of the Annual Financial Statements and were consistently followed throughout the fiscal year.

Results of Operations

The financial data presented below for the current and comparative periods was prepared in accordance to IFRS. Based on the nature of the Company’s activities, both presentation and functional currency is the Canadian dollar.

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

The following financial data is derived from the Annual Financial Statements for the years ended December 31, 2015, December 31, 2014 and December 31, 2013:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2015	2014	2013

Total Revenue	$—	$—	$—
Loss and comprehensive loss for the year	$4,647,317	$8,373,300	$3,373,814
Basic and Diluted Loss per Common Share	$0.02	$0.06	$0.03

	For the Three		For the Twelve
	Months Ended		Months Ended
	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014

Operating expenses
Salaries, benefits and directors fees	$598,123	$420,534	$1,230,443	$1,015,606
Office and administrative	175,992	102,308	501,705	328,388
Professional fees	72,678	59,846	510,434	424,715
Travel	86,526	44,989	543,972	286,009
Depreciation	88,401	58,015	246,130	135,002
Share-based payments	819,248	461,898	2,112,952	1,315,822
Impairment of exploration and evaluation assets	—	5,171,758	—	5,171,758
Finance income	(103,368)	(30,681)	(193,344)	(124,758)
Foreign exchange loss (gain)	(8,190)	(2,333)	6,291	(18,878)
Gain on settlement of short-term loan	—	—	(99,122)	—
Income on reduction of flow-through premium liability	—	(37,856)	(212,144)	(143,336)
Other Income	—	(17,028)	—	(17,028)

Loss and comprehensive loss for the period	$(1,729,410)	$(6,231,450)	$(4,647,317)	$(8,373,300)

Loss per common share - basic and diluted	$(0.01)	$(0.04)	$(0.02)	$(0.06)

Weighted average number of common shares outstanding - basic and diluted	261,323,973	164,467,734	232,516,553	140,188,133

Fiscal year ended December 31, 2015 vs fiscal year ended December 31, 2014

In the fiscal year ended December 31, 2015, NexGen incurred a loss and comprehensive loss of $4,647,317, or a loss per common share of $0.02, compared to a loss and comprehensive loss of $8,373,300 or a loss of $0.06 per common share in the fiscal year ended December 31, 2014. The increased loss in the fiscal year ended December 31, 2014 as compared to the fiscal year ended December 31, 2015 is due primarily to an impairment of exploration and evaluation assets on the Nunavut and South Fork properties of $5,171,758, and amounted to a loss of $0.04 per common share for the fiscal year ended December 31, 2014.

Salaries, benefits and director’s fees increased from $1,015,606 in the fiscal year ended December 31, 2014 to $1,230,443 in the fiscal year ended December 31, 2015 mainly due to a change in the staffing complement in the fiscal year ended December 31, 2015.

Office and administrative costs increased from $328,388 in the fiscal year ended December 31, 2014 to $501,705 in the fiscal year ended December 31, 2015 mainly due to higher listing, filing and regulatory fees including those relating to the OTCQX listing and increased office rental space in the fiscal year ended December 31, 2015.

Professional fees increased from $424,715 in the fiscal year ended December 31, 2014 to $510,434 in the fiscal year ended December 31, 2015. This increase was mainly for legal fees associated with market listing initiatives and corporate development work performed in the fiscal year ended December 31, 2015.

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

Travel increased from $286,009 in the fiscal year ended December 31, 2014 to $543,972 in the fiscal year ended December 31, 2015, due to an increase in corporate development activities and related international travel in response to investor interest in the fiscal year ended December 31, 2015.

Depreciation increased from $135,002 in the fiscal year ended December 31, 2014 to $246,130 in the fiscal year ended December 31, 2015 due to a significant increase in the Company’s depreciable equipment.

Share-based payments charged to the statement of loss and comprehensive loss increased from $1,315,822 in the fiscal year ended December 31, 2014 to $2,112,952 in the fiscal year ended December 31, 2015. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. The increase in share-based compensation expense is a direct result of the grant of 4,825,000 stock options to existing directors and employees during the second quarter of fiscal 2015, the grant of 750,000 stock options to new employees during the third quarter of fiscal 2015, and the grant of 5,075,000 stock options to existing directors and employees during the last quarter of fiscal 2015. Stock options granted to directors and employees will vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period.

Finance income increased from $124,758 in the fiscal year ended December 31, 2014 to $193,344 in the fiscal year ended December 31, 2015 due to an increase in interest earned on cash balances.

The Company incurred a foreign exchange gain of $18,878 in the fiscal year ended December 31, 2014 compared to a foreign exchange loss of $6,291 in the fiscal year ended December 31, 2015. These amounts are derived from foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and payments translated into Canadian dollars.

As previously stated, in June 2015, the short-term loan owing to Tigers Realm was fully settled through the TRM Share Issuance, resulting in a gain on settlement of short-term loan of $99,122 being recorded on the statement of loss and comprehensive loss in the fiscal year ended December 31, 2015.

Income on reduction of flow-through premium liability was $212,144 in the fiscal year ended December 31, 2015 and $143,336 in the fiscal year ended December 31, 2014. Both amounts relate to premiums taken into income as qualifying exploration expenditures were made. As at the end of the fiscal year ended December 31, 2015, the Company has fulfilled its obligation of spending the required eligible exploration expenditures and as such the liability has been reduced to $nil.

Other income was $nil in the fiscal year ended December 31, 2015 and $17,028 in the fiscal year ended December 31, 2014. Other income in the fiscal year ended December 31, 2014 was a recovery of prior year sales tax receivable.

Financial Position

The following financial data is derived from the Annual Financial Statements for the years ended December 31, 2015, December 31, 2014 and December 31, 2013:

	December 31, 2015	December 31, 2014	December 31, 2013

Total assets	$101.1 million	$57.0 million	$39.1 million
Total current liabilities	$1.0 million	$1.7 million	$0.3 million
Total non-current financial liabilities	$—	$0.2 million	$1.5 million
Distributions or cash dividends declared per share	$—	$—	$—

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

Financial Position as at December 31, 2015 vs December 31, 2014

Total assets increased by $44.1 million as at December 31, 2015 compared to December 31, 2014. This increase in total assets resulted from the following: an increase in exploration and evaluation assets(of which $22.9 million was spent on exploration drilling at the Rook 1 Project and $0.2 million was spent on geophysical surveys at the Company’s other Athabasca Basin properties); a net increase in cash of $20.5 million relating to the various cash operating, investing and financing activities incurred by the Company; and increases in equipment and accounts receivable of $0.3 million and $0.2 million, respectively.

Both the direct costs associated with the acquisition of the Company’s mineral property interests and the exploration and evaluation expenditures are capitalized on the statement of financial position as they are incurred. If the right to explore a property has been allowed to expire, or if continued exploration is not deemed appropriate in the foreseeable future, the entire property value, including its related acquisition costs, is written off.

Current liabilities decreased by $0.7 million as at December 31, 2015 compared to December 31, 2014. This decrease in current liabilities resulted from the full repayment of the short-term loan of $1.3 million owing to Tigers Realm through TRM Share Issuance offset by an increase in accounts payable and accrued liabilities of $0.6 million.

Non-current financial liabilities decreased by $0.2 million to $nil as at December 31, 2015 compared to December 31, 2014. This decrease in non-current financial liabilities resulted from the Company fulfilling its obligation of spending the required eligible exploration expenditures relating to a flow-through financing.

DISCUSSION OF OPERATIONS

The Rook 1 Project

In January 2015, the Company completed a radon in water geochemical survey and ground gravity survey, both at the Rook 1 Project. The water survey identified a multi-point 480 metre long by 20 to 150 metre wide radon in lake water anomaly, 400 metres northeast along strike from the Arrow zone. The ground gravity survey identified six high priority drill targets, approximately 13.5 kilometres to the southeast of the Arrow zone.

Also, in January 2015, the Company commenced a 18,000 metre winter drill program at the Rook 1 Project. The winter drill program focused on the Arrow zone, along the Patterson Conductor corridor and other high-priority regional geophysical targets. The 2015 winter program concluded on April 23, 2015 with a total of 53 diamond drill holes over 21,708 metres having been drilled.

The highlight of the 2015 winter drill program was the Bow discovery under the northeast arm of Patterson lake represented by hole BO-15-10 which intersected 20% U3O8 over 9.5 metres.

In June 2015, NexGen commenced its third summer drill program. In August 2015, the program was increased from 25,000 metres to 30,000 metres, and on October 26, 2015 the program concluded at 33,010 actual metres drilled over 58 holes. This program focused on the A1, A2 and A3 shears of the Arrow zone and exploring other high-priority regional drill targets. The regional targets were designed to test a combination of magnetic, electromagnetic and gravity geophysical features on the Rook 1 Project area, including an on-land target area 750 metres northeast of the Bow discovery and other on-land target areas within the Derkson corridor in the area of Beet Lake. This summer drill program included, for the first time, the use of directional core drilling technology. Directional drilling allows for precise, controlled deviation of drill holes and for multiple branches to be drilled from one pilot hole.

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

The highlight of the 2015 summer drill program was (i) hole AR-15-62 which intersected 78 metres at 10% U3O8 including 12 metres at 38.29% U3O8 within the high grade A2 sub-zone.

The Company plans to continue exploring the Rook 1 Project. Its immediate and near term plan for the Rook 1 Project is to complete the 2016 winter drill program, update its recent mineral resource estimate and commence preliminary development activities. To December 31, 2015, the Company has drilled 164 holes on the Rook 1 Project for a total of 84,075 metres and expended approximately $37.1 million on exploration at the Rook 1 Project (including related camp costs).

The Company plans on expending additional funds on the Rook 1 Project based on the results of the winter 2016 drill program, the mineral resource estimate, and available financing.

As stated above, the Company does not anticipate generating revenue in the near future. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration results, any mineral estimate and the other factors described below under “Risk Factors”.

Other Property Interests

The Company’s focus is on the Rook 1 Project. The Company does not plan to incur, any significant costs exploring the other properties in its portfolio in 2016.

Comparison of Previous Use of Proceeds

On May 26, 2015 and May 28, 2015, the Company completed an offering, on a bought-deal basis, pursuant to a short form prospectus dated May 20, 2015 (the “May Prospectus”) of 54,602,000 common shares, at a price of $0.50 per Common Share for gross proceeds to the Company of $27,301,000. The May Prospectus provided that $18,460,000 of the proceeds of the offering would be allocated to diamond drilling as part of a 2015 summer and 2016 winter program at Arrow. As discussed above, the Company has completed the summer drill program, which based on the encouraging results of, was expanded from 25,000 metres to 33,010 metres at a total cost of $13,365,000.

On December 9, 2015, the Company completed an offering, on a bought-deal basis, pursuant to a short form prospectus dated December 2, 2015 (the “December Prospectus”) of 32,812,500 common shares at a price of $0.64 per share for gross proceeds of $21,000,000 and net proceeds of approximately $19,500,000. The December Prospectus provided that the net proceeds of that offering other than $3 million (allocated to working capital) and $1,200,000 (allocated to geophysics and preparation of a technical report) would be allocated to drilling at the Rook 1 Project ($15,300,000). The 2016 drill program commenced on January 4, 2016 with an initial budget of approximately $12.4 million.

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

SUMMARY OF QUARTERLY RESULTS

The following financial information is derived from the Company’s financial statements, prepared in accordance with IFRS and presented in Canadian dollars. It should be read in conjunction with NexGen’s unaudited condensed interim financial statements for each of the past eight quarters, as well as the Annual Financial Statements.

(Expressed in Canadian dollars)	2015 Dec 31	2015 Sep 30	2015 Jun 30	2015 Mar 31	2014 Dec 31	2014 Sep 30	2014 Jun 30	2014 Mar 31

Finance income	$103,368	$26,383	$25,859	$37,734	$30,681	$28,567	$45,082	$20,428

Loss for the period	$1,729,410	$868,043	$1,236,174	$813,689	$6,231,450	$727,480	$863,055	$551,317

Loss per share - Basic and fully diluted	$0.01	$0.00	$0.01	$0.00	$0.04	$0.01	$0.01	$0.00

NexGen does not derive any revenue from its operations except for minimal interest income from its cash balances. Its primary focus is the acquisition, exploration and evaluation of resource properties.

Interest revenue recorded as finance income has fluctuated depending on cash balances available to generate interest and the earned rate of interest.

The loss per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration activities.

Fourth Quarter Results

In the three months ended December 31, 2015, NexGen incurred a net loss of $1,729,410 or loss per common share of $0.01, compared to a loss of $6,231,450 or loss of $0.04 per common share for the three months ended December 31, 2014. The increased loss in the three months ended December 31, 2014 as compared to the three months ended December 31, 2015 is due primarily to an impairment of exploration and evaluation assets on the Nunavut and South Fork properties.

Salaries, benefits and directors’ fees increased from $420,534 in the three months ended December 31, 2014 to $598,123 in the three months ended December 31, 2015 due to a change in staffing complement in the three months ended December 31, 2015.

Office and administrative costs increased from $102,308 in the three months ended December 31, 2014 to $175,992 in the three months ended December 31, 2015. This was mainly due to higher listing fees primarily relating to the OTCQX listing, office rent and general and administrative expenses in the three months ended December 31, 2015.

Professional fees of $59,846 in the three months ended December 31, 2014 was comparable to $72,678 in the three months ended December 31, 2015.

Travel expenses increased from $44,989 in the three months ended December 31, 2014 to $86,526 in the three months ended December 31, 2015 mainly due to more international travel in response to investor interest in the three months ended December 31, 2015.

Depreciation increased from $58,015 in the three months ended December 31, 2014 to $88,401 in the three months ended December 31, 2015 due to an increase in the amortization of equipment.

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

Share-based payments charged to the statement of loss and comprehensive loss increased from $461,898 in the three months ended December 31, 2014 to $819,248 in the three months ended December 31, 2015. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. The increase in share-based compensation expense is a direct result of the grant of 4,825,000 stock options to existing directors and employees during the three month period ended March 31, 2015, the grant of 750,000 stock options to new employees in the three month period ended September 30, 2015 and the grant of 5,075,000 stock options to existing directors and employees during the three month period ended December 31, 2015. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period.

Finance income increased from $30,681 for the three months ended December 31, 2014 to $103,368 for the three months ended December 31, 2015 due to an increase in cash holdings as a result of the successful financing completed during the three months ended December 31, 2015.

The Company incurred a foreign exchange gain in the three months ended December 31, 2015 of $8,190 compared to a gain of $2,333 in the three months ended December 31, 2014. These amounts are derived from foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and payments translated into Canadian dollars. This minor decrease in foreign exchange loss is due to better exchange rates at the time foreign transactions and payments were completed.

Income on reduction of flow-through premium liability was $37,856 in the three months ended December 31, 2014 and $nil in the three months ended December 31, 2015. The amount for the three months ended December 31, 2014 relates to premiums taken into income as qualifying exploration expenditures were made. As at the end of the fiscal year ended December 31, 2015, the Company has fulfilled its obligation of spending the required eligible exploration expenditures and as such the liability has been reduced to $nil.

Other income was $17,028 in the three months ended December 31, 2014 and $nil in the three months ended December 31, 2015. Other income in the three months ended December 31, 2014 represented a recovery of prior year sales tax receivable.

LIQUIDITY AND CAPITAL RESOURCES

NexGen has no revenue-producing operations, earns only minimal income through investment income on cash and cash equivalents, and historically has recurring operating losses. As at December 31, 2015, the Company had an accumulated deficit of $17,398,941.

As previously stated, on May 26, 2015 and May 28, 2015, NexGen completed a bought-deal offering of 54,602,000 common shares at a price of $0.50 per share for gross proceeds to the Company of $27,301,000. As also previously stated, on December 9, 2015, the Company completed a bought-deal offering of 32,812,500 common shares at a price of $0.64 per share for gross proceeds to the Company of $21,000,000.

As a result, as at the date of this MD&A, the Company has approximately $30 million in cash and cash equivalents and approximately $0.1 million in current liabilities. The Company’s working capital balance as at the date of this MD&A is approximately $30.2 million.

The closing of the financings in May 2015 and December 2015 position the Company to continue its planned exploration activities at the Rook 1 Project, including in particular its ongoing 2016 winter drill program, while maintaining current corporate capacity, which includes wages, consulting fees, professional fees, costs associated with the Company’s head office in Vancouver and fees and expenditures require to maintain all of its tenements.

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

The Company does not have any commitments for capital expenditures. However, pursuant to the option agreement between the Company and Michael Lederhouse, Tim Young and Matthew Mason dated December 5, 2011 (as amended June 5, 2012, November 23, 2012, April 12, 2013, June 25, 2013 and June 28, 2013 and February 21, 2014), in order to maintain its option to acquire a 70% interest in the Radio option agreement, the Company must incur $10 million of expenditures thereon by May 31, 2017. To date, the Company has incurred $nil of such expenditures.

On an ongoing basis, and particularly in light of current market conditions for mineral exploration, management evaluates and adjusts its planned level of activities, including planned, exploration and committed administrative costs, to maintain adequate levels of working capital.

As previously stated, the Company is dependent on external financing, including equity issuances and debt financing, to fund its activities. Management will determine whether to accept any offer to finance weighing such things as the financing terms, the results of exploration at the Rook 1 Project, the Company’s share price at the time and current market conditions, among others. Circumstances that could impair the Company’s ability to raise additional funds include general economic conditions, the price of uranium and the other factors set forth below under “Risk Factors”. The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is held almost entirely in cash and cash equivalents, significantly reducing any liquidity risk of financial instruments held by NexGen.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at December 31, 2015 or as at the date hereof.

TRANSACTIONS WITH RELATED PARTIES

The Company did not have any related party transactions except as set forth below:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board and corporate officers.

Remuneration attributed to key management personnel can be summarized as follows:

	For the year ended
	December 31, 2015	December 31, 2014
Short-term compensation(1)	$1,262,611	$1,219,252
Share-based payments (stock options)(2)	$2,139,488	$1,371,942

	$3,402,099	$2,591,194

Number of options granted during the year(3)	8,250,000	7,650,000

Notes:

1.	Short-term compensation to key management personnel for the year ended December 31, 2015 amounted to $1,262,611 (2014 - $1,219,252), of which $992,211 (2014 - $907,371) was expensed and included in salaries, benefits and directors’ fees on the Company’s statement of loss and comprehensive loss. The remaining $270,400 (2014 - $311,881) was capitalized to exploration and evaluation assets.
2.	Share-based payments to key management personnel for the year ended December 31, 2015 amounted to $2,139,488 (2014 - $1,371,942) of which $1,727,654 (2014 - $1,108,372) was expensed and $411,834 (2014 - $263,570) was capitalized to exploration and evaluation assets.
3.	Details of the options granted to key management personnel for the year ended December 31, 2015 were as follows: 3,800,000 options at $0.50, 500,000 at $0.62 and 3,950,000 options at $0.64 (2014 – 3,850,000 options at $0.40 and 3,800,000 options at $0.46).

As at December 31, 2015, $10,000 owing to an executive (December 31, 2014 - $10,000) was included in accounts payable and accrued liabilities for accrued expense reimbursements.

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

Short-term loan

Tigers Realm is a shareholder of NexGen. As discussed above, during the year ended December 31, 2015, the debt to Tigers Realm of $1,354,664 (December 31, 2014 - $1,354,664) was fully settled through the TRM Share Issuance. The shares were issued at a fair value of $0.76 per share. A gain on short-term loan settlement of $99,122 was recorded on the statement of loss and comprehensive loss.

OUTSTANDING SHARE DATA

The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 7, 2016, there were 290,937,710 common shares, 27,084,446 stock options and 16,538,789 common share purchase warrants and no preferred shares issued and outstanding.

Set forth below are details regarding the outstanding stock options and common share purchase warrants.

	Number of Options	Number Exercisable	Exercise Price	Expiry Date

	50,000	50,000	$0.400	December 31, 2016
	50,000	50,000	$0.460	December 31, 2016
	25,000	25,000	$0.500	December 31, 2016
	331,360	331,360	$0.240	August 29, 2017
	4,200,000	4,200,000	$0.400	January 31, 2018
	210,000	210,000	$0.425	April 22, 2018
	2,168,086	2,168,086	$0.400	July 30, 2018
	250,000	250,000	$0.300	December 19, 2018
	3,325,000	2,216,666	$0.400	May 23, 2019
	100,000	100,000	$0.400	May 23, 2019
	750,000	500,000	$0.400	June 2, 2019
	50,000	33,333	$0.460	December 24, 2019
	4,950,000	3,300,000	$0.460	December 24, 2019
	4,800,000	1,600,000	$0.500	May 27, 2020
	750,000	250,000	$0.620	September 21, 2020
	5,075,000	1,691,666	$0.640	December 16, 2020

Total	27,084,446	16,976,111

	Number of Warrants	Exercise Price	Expiry Date

	10,763,089	$0.650	March 26, 2016
	(1)61,414	$0.450	March 26, 2016
	5,714,286	$0.500	May 31, 2017

Total	16,538,789

Notes:

(1)	Broker warrants each of which are exercisable at $0.45 into units comprising one common share and one-half of one common share purchase warrant with each purchase warrant exercisable for one common share at a price of $0.65 until March 26, 2016.

PROPOSED TRANSACTIONS

As is typical in the mineral exploration and development industry, the Company continually reviews potential merger, acquisition and investment transactions and opportunities that could enhance shareholder value. At present however, there is no proposed business acquisition or disposition before the Board for consideration.

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

CHANGES IN ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 4 to the Audited Financial Statements for the year ended December 31, 2015, and have been consistently followed in the preparation of these financial statements.

New standard adopted:

Pursuant to the direction of IASB or IFRIC, the Company adopted amended IFRS 7 in respect of accounting periods beginning on or after January 1, 2015. IFRS 7 was amended to require additional disclosures on transition from IAS 39 and IFRS 9, effective for annual periods beginning on or after January 1, 2015. The adoption of IFRS 7, as amended, had no significant impact on the Annual Financial Statements.

Future accounting pronouncement:

IFRS 9 has not been adopted by the Company and is being evaluated to determine its impact. IFRS 9 is a new standard that replaced IAS 39 for classification and measurement, effective for annual periods beginning on or after January 1, 2018.

CAPITAL MANAGEMENT

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2015.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities, and a short term loan. The risks associated with these financial instruments are discussed below.

The fair values of these financial instruments approximate the carrying value, which is the amount on the Annual Financial Statements due to their short-term maturities or ability of prompt liquidation.

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

Financial instrument risk exposure

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents and amounts receivable. The Company holds cash and cash equivalents with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents on hand is held at one financial institution. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2015, NexGen had a cash and cash equivalents balance of $34,303,982 to settle current liabilities of $999,787.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash and cash equivalents balance as of December 31, 2015. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Company does not have any interest bearing debt.

(ii)	Foreign Currency Risk

The functional currency of the Company is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations in the Canadian dollar in relation to other currencies impact the fair value of the Company’s financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include Australian dollar denominated cash and Australian and US dollar accounts payable and accrued liabilities. These amounts are generally low, which minimizes the Company’s exposure to foreign currency risk.

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the price of uranium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

Sensitivity Analysis

Based on management’s knowledge and experience of financial markets, the Company believes movements are reasonably possible:

As at December 31, 2015, the Company’s Australian dollar net financial assets were AUD $129,698 and US dollar net financial liabilities were USD $20,150. Thus a 10% change in the Canadian dollar versus Australian and US dollar exchange rates would give rise to a $10,333 change in loss and comprehensive loss.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Negative Operating Cash Flow and Dependence on Third Party Financing

The Company has no source of operating cash flow and there can be no assurance that the Company will ever achieve profitability. Accordingly, the Company is dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations. The amount and timing of expenditures will depend on a number of factors, including in material part the progress of ongoing exploration, the results of consultants’ analyses and recommendations, the entering into of any strategic partnerships and the acquisition of additional property interests. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties or require the Company to sell one or more of its properties.

Uncertainty of Additional Funding

As stated above, the Company is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company. Volatile uranium markets, a claim against the Company, a significant event disrupting the Company’s business, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all.

Pending Assay Results

Due to the nature of uranium and immediate visibility of radioactive content, in the interest of good disclosure practices it is the Company’s practice to measure the natural gamma radiation of all core using a Radiation Solutions Inc. RS-120 gamma-ray handheld scintillometer as soon as practicable and immediately announce the results thereof by news release. After core has been appropriately handled and logged, samples are dispatched for testing. Assay results historically are generally received between 30 and 120 days after receipt of samples by the laboratory. The total count gamma readings using the scintillometer may not be directly or uniformly related to uranium grades of the sample measured and are only a preliminary indication of the presence of radioactive minerals. Core interval measurements and true thicknesses are not determined until assay results are received. There can be no assurance that assay results, once received, will confirm the previously announced scintillometer readings.

Mineral Resource Estimates

Mineral resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced. Such estimates are expressions of judgment based on knowledge, mining

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its mineral resource estimate is well established and reflect management’s best estimates, by their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Should the Company encounter mineralization or formations different from those predicted by past sampling and drilling, resource estimates may have to be adjusted.

Alternate Sources of Energy and Uranium Prices

Nuclear energy competes with other sources of energy like oil, natural gas, coal and hydro-electricity. These sources are somewhat interchangeable with nuclear energy, particularly over the longer term. If lower prices of oil, natural gas, coal and hydro-electricity are sustained over time, it may result in lower demand for uranium concentrates and uranium conversion services, which, among other things, could lead to lower uranium prices. Growth of the uranium and nuclear power industry will also depend on continuing and growing public support for nuclear technology to generate electricity. Unique political, technological and environmental factors affect the nuclear industry, exposing it to the risk of public opinion, which could have a negative effect on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could affect acceptance of nuclear energy and the future prospects for nuclear generation. All of the above factors could have a material and adverse effect on our ability to obtain the required financing in the future or to obtain such financing on terms acceptable to the Company, resulting in material and adverse effects on our exploration and development programs, cash flow and financial condition.

Aboriginal Title and Consultation Issues

First Nations and Métis claims to aboriginal title, as well as related consultation issues, may impact NexGen’s ability to conduct exploration, development and mining activities at its mineral properties in Saskatchewan. Pursuant to historical treaties, First Nations bands in northern Saskatchewan ceded title to most traditional lands, but continue to assert title to the minerals within those lands. Managing relations with First Nations bands is a matter of paramount importance to NexGen. However, there can be no assurance that aboriginal title claims and related consultation issues will not arise on or with respect to the Company’s mineral properties. NexGen’s properties are located in Northern Saskatchewan in areas which are covered by treaty and not subject to current Aboriginal title claims.

Forfeiture of Radio Option Agreement

Pursuant to the option agreement for the Radio Project, in order to acquire the 70% interest in the Radio Project, NexGen must incur $10,000,000 in exploration expenditures on the Radio Project between January 1, 2014 and May 31, 2017. As at the date hereof, NexGen has not incurred these expenditures.

Exploration Risks

Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions, the regulatory process and actions, failure to obtain necessary permits and approvals, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events and management’s capacity to execute and implement its future plans. Discovery of mineral deposits is dependent upon a number of factors, not the least of which are the technical skills of the exploration personnel involved and the capital required for the programs. The cost of conducting exploration programs may be substantial and the likelihood of success is difficult to assess. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of any bodies of commercial ore. There is also no assurance that even if commercial quantities of ore are discovered that it will be developed and brought into commercial production. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, most of which factors are beyond the control of the Company and may result in the Company not receiving adequate return on investment capital.

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

Reliance upon Key Management and Other Personnel

The Company relies on the specialized skills of management (including, among others, its President and Chief Executive Officer and VP Exploration) and consultants in the areas of mineral exploration, geology and business negotiations and management. The loss of any of these individuals could have an adverse affect on the Company. The Company does not currently maintain key-man life insurance on any of its key employees. As the Company’s business activity grows, it will require additional key financial, administrative and qualified technical personnel. Although the Company believes that it will be successful in attracting, retaining and training qualified personnel, there can be no assurance of such success. If it is not successful in attracting, retaining and training qualified personnel, the efficiency of the Company’s business could be affected, which could have an adverse impact on its future cash flows, earnings, results of operation and financial condition.

Title to Properties

NexGen has diligently investigated all title matters concerning the ownership of all mineral claims and plans to do so for all new claims and rights to be acquired. While to the best of its knowledge, title to NexGen’s mineral properties are in good standing, this should not be construed as a guarantee of title. NexGen’s mineral properties may be affected by undetected defects in title, such as the reduction in size of the mineral titles and other third party claims affecting NexGen’s interests. Maintenance of such interests is subject to ongoing compliance with the terms governing such mineral titles. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. A successful claim that NexGen does not have title to any of its mineral properties could cause NexGen to lose any rights to explore, develop and mine any minerals on that property, without compensation for its prior expenditures relating to such property.

Uninsurable Risks

Exploration, development and production of mineral properties are subject to certain risks, and in particular, unexpected or unusually geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to insure fully against such risks and NexGen may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise, they could have an adverse impact on NexGen’s operations and could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of NexGen.

Conflicts of Interest

Directors of NexGen are or may become directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which NexGen may participate, the directors of NexGen may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. NexGen and its directors will attempt to minimize such conflicts.

Permits and Licences

NexGen’s operations will require licences and permits from various governmental and non-governmental authorities. NexGen has obtained, or will obtain, all necessary licences and permits required to carry on with activities which it is currently conducting or which it proposes to conduct under applicable laws and regulations. However, such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no assurance that NexGen will be able to obtain all necessary licences and permits required to carry out planned exploration, development and mining operations at any of its projects.

Environmental and Other Regulatory Requirements

Environmental and other regulatory requirements affect the current and future operations of NexGen, including exploration and development activities, require permits from various federal and local

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. NexGen believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. Companies engaged in the development and operation of mines and related facilities often experience increased costs, along with delays in production and other schedules, as a result of the need to comply with applicable laws, regulations and permits.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of NexGen’s mineral properties. There can be no assurance that NexGen will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at NexGen’s mineral properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on NexGen and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Political Regulatory Risks

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, rates of exchange, environmental regulations, labour relations and return of capital. Any such changes may affect both NexGen’s ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, and its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Competition

The mineral exploration business is a competitive business. The Company competes with numerous other companies and individuals who may have greater financial resources in the search for and the acquisition of personnel, funding and attractive mineral properties. As a result of this competition, the Company may be unable to obtain additional capital or other types of financing on acceptable terms or at all, acquire properties of interest or retain qualified personnel.

Trading Price of Common Shares

The trading price of the Common Shares may be subject to large fluctuations. The trading price of the Common Shares may increase or decrease in response to a number of events and factors, including: the price of metals and minerals including the price of uranium; the Company’s operating performance and the performance of competitors and other similar companies; exploration and development of the Company’s properties; the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector; changes in general economic conditions; the number of Common Shares to be publicly traded after the Offering; the arrival or departure of key personnel; and acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

In addition, the market price of the Common Shares is affected by many variables not directly related to the Company’s success and not within the Company’s control, including: developments that affect the market for all resource sector shares; the breadth of the public market for the Company’s common shares; and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. As a result of these and other factors, the Company’s share price may be volatile in the future and may decline below the price at which an investor acquired its shares. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

Potential Dilution from Future Financings

Additional financing needed to continue funding the exploration, development and operation of the Company’s properties may require the issuance of additional securities of the Company. The issuance of additional securities and the exercise of Common Share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.

Volatility of Share Price

In recent years, the securities markets in the United States and Canada, and the TSX-V in particular, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the shares will be subject to market trends and conditions generally, notwithstanding any potential success of NexGen in creating revenues, cash flows or earnings.

No Dividends Paid to Date

No dividends on the Common Shares have been paid by NexGen to date. NexGen anticipates that, for the foreseeable future, it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including NexGen’s financial condition and current and anticipated cash needs.

SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Additional disclosure concerning NexGen’s general and administrative expenses and exploration and evaluation expenses is provided in the Company’s statement of loss and comprehensive loss contained in its annual financial statements for the year ended December 31, 2015 and 2014, which are all available on NexGen’s website or on its profile at www.sedar.com.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws. Forward-looking information and statements include, but are not limited to, statements with respect to, planned exploration activities, the future interpretation of geological information; the anticipated timing for an updated mineral resource estimate based on 2016 drilling, growth potential and cost of such exploration activities, future financings, the future price of uranium and requirements for additional capital. Generally, but not always, forward looking information and statements

NEXGEN ENERGY LTD.

For the year ended December 31, 2015

can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which it operates. Such forward information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel; potential downturns in economic conditions; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry; environmental risks; changes in laws and regulations; community relations; and delays in obtaining governmental or other approvals and other factors discussed or referred to in this MD&A under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. NexGen undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

APPROVAL

The Audit Committee and the Board of NexGen have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile SEDAR website at www.sedar.com or by contacting the Corporate Manager, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.